UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
ALCAN INC.
(Name of Subject Company)
ALCAN INC.
(Name of Person(s) Filing Statement)
Common Shares
Common Share Purchase Rights
(Title of Class of Securities)
013716105
(CUSIP Number of Class of Securities)
Roy Millington, Corporate Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
With copies to:

Scott D. Miller	Norman M. Steinberg
George J. Sampas	Andrew Bleau
Sullivan & Cromwell LLP	Ogilvy Renault LLP
125 Broad Street	1981 McGill College Avenue
New York, NY 10004	Montreal QC, Canada H3A 3C1

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
          This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an offer (the “Rio Tinto Offer”) by Rio Tinto Canada Holding Inc. (the “Offeror”), a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of Rio Tinto plc (“Rio Tinto”) to purchase each issued and outstanding common share of Alcan Inc. (“Alcan”), together with the associated rights (the “Alcan Rights”) (and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under the Alcan Shareholders Rights Agreement, made as of December 14, 1989, amended on February 8, 1990 and March 5, 1990, approved by shareholders on April 26, 1990, amended and restated on March 2, 1995 and April 24, 1995, reconfirmed by shareholders on April 27, 1995, amended and restated on April 22, 1999, reconfirmed by shareholders on April 22, 2002 and amended on April 28, 2005, between Alcan and CIBC Mellon Trust Company, as rights agent, for US$101 per Alcan Common Share in cash (less any applicable withholding taxes and without interest). In connection with the Rio Tinto Offer, Alcan’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to holders of Alcan Common Shares, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.
Item 1. Subject Company Information.
     (a) The name of the subject company is Alcan Inc., a corporation organized under the laws of Canada. The address and telephone number of its principal executive offices is 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, (514) 848-8000.
     (b) This Statement is filed in respect of the Alcan Common Shares. As of July 17, 2007, there were 371,757,206 Alcan Common Shares issued and outstanding. As of the same date, options to purchase 5,847,505 Alcan Common Shares were outstanding.
Item 2. Identity and Background of Filing Person.
     (a) Alcan is the subject company and the person filing this Statement. Alcan’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Alcan maintains a website at www.alcan.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
     (b) This Statement relates to the Rio Tinto Offer as set forth under “Introduction” above, which information is incorporated herein by reference.
          The Rio Tinto Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), dated July 24, 2007, filed by the Offeror and Rio Tinto with the U.S. Securities and Exchange Commission (the “SEC”). According to the Schedule TO, the Rio Tinto Offer will expire at 6:00 p.m. (Eastern Time) on September 24, 2007 unless the Offeror extends or withdraws the Rio Offer. Under certain circumstances, the Offeror will be obligated pursuant to the Support Agreement between Alcan, Rio Tinto plc and Rio Tinto Canada Holding Inc., dated as of July 12, 2007, as amended on July 20, 2007 with effect as of July 12, 2007, to extend the Rio Tinto Offer.
          The Schedule TO states that the Rio Tinto Offer is being made by Rio Tinto Canada Holding Inc. As set forth in the Schedule TO, the Offeror’s registered office is located at 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec H3A 1G1, Canada. The Schedule TO states that Rio Tinto’s registered office is located at 6 St James’s Square, London, SW1Y 4LD.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
          The information set forth in the Directors’ Circular under the headings “Reasons for the Board’s Recommendation”, “Background to the Offer”, “Support Agreement”, “Ownership of Securities of Alcan”, “Arrangements between Alcan and its Directors and Senior Officers”, “Arrangements between Rio Tinto, Alcan and the Directors and Senior Officers of Alcan”, “Issuances of Securities of Alcan to the Directors and Senior Officers of Alcan”, “Ownership of Securities of Rio Tinto”, “Interests in Material Contracts of Rio

Tinto” and “Schedule C – Issuances of Securities of Alcan” is incorporated herein by reference. In addition, the information set forth on pages 20 through 26 and 28 through 42 (“Report on Executive Compensation”, “Executive Officers’ Compensation”, “Employment Agreements”, “Directors’ Compensation”, “Indebtedness of Directors, Executive Officers and Employees” and “Directors’ and Officers’ Liability Insurance” and “Schedule B — Summary of the Alcan Executive Share Option Plan Amendments”) of Alcan’s Proxy Circular, dated February 26, 2007, which was sent to Alcan shareholders in connection with Alcan’s 2007 Annual Meeting of Shareholders, is filed as Exhibit (e)(7) and is incorporated herein by reference. The agreements and plans filed as Exhibits (e)(1) through (e)(6) and (e)(8) through (27) are incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     (a) Solicitation/Recommendation
          The information set forth in the Letter to Shareholders in the Directors’ Circular and the information set forth in the Directors’ Circular under the headings “Questions and Answers about the Rio Tinto Offer — Should I accept the Rio Tinto Offer?”, “Summary — Favourable Recommendation”, “Unanimous Recommendation of the Board”, “Reasons for the Board’s Recommendation”, “Background to the Offer” and “Support Agreement” is incorporated herein by reference.
     (b) Reasons for the Recommendation
          The information set forth in the Letter to Shareholders in the Directors’ Circular and the information set forth in the Directors’ Circular under the headings “Questions and Answers about the Rio Tinto Offer — Why does the Board believe that the Rio Tinto Offer should be accepted?”, “Summary — Reasons for the Recommendation”, “Reasons for the Board’s Recommendation”, “Fairness Opinions” and “Schedule B — Opinions of Financial Advisors” is incorporated herein by reference.
     (c) Intent to Tender
          Based on reasonable inquiry, Alcan and each executive officer, director, affiliate or subsidiary of Alcan currently intend to tender any Alcan Common Shares held of record or beneficially owned by them to the Rio Tinto Offer. The information set forth in the Directors’ Circular under the headings “Support Agreement”, “Intentions of Directors and Senior Officers” and “Ownership of Securities of Alcan” is incorporated herein by reference.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
          The information set forth in the Directors’ Circular under the headings “Background to the Offer”, “Fairness Opinions” and “Persons or Assets Employed, Compensated or Used” is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
          Except as set forth or incorporated by reference in this Statement, no transactions in the Alcan Common Shares have been effected during the past 60 days by Alcan or, to Alcan’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries. The information set forth in the Directors’ Circular under the headings “Issuances of Securities of Alcan to the Directors and Senior Officers of Alcan”, “Trading in Securities of Alcan”, “Schedule C — Issuances of Securities of Alcan” and “Schedule D—Trading in Common Shares of Alcan” is incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals.
          The information set forth in the Letter to Shareholders in the Directors’ Circular and the information set forth in the Directors’ Circular under the headings “Support Agreement”, “Alternatives to the Rio Tinto Offer” and “Shareholder Rights Plan” is incorporated herein by reference.

Item 8. Additional Information.
          The information set forth in the Directors’ Circular is incorporated herein by reference.
Item 9. Exhibits.

Exhibit No.	Description
(a)(1)*	Directors’ Circular, dated July 24, 2007

(a)(2)	Press Release Issued by Alcan Inc. and Rio Tinto plc on July 12, 2007. (Incorporated by reference to exhibit 99.2 to Alcan’s Current Report on Form 8-K filed on July 12, 2007.)

(a)(3)	Letter to Employees issued on July 12, 2007. (Incorporated by reference to exhibit 3 to Alcan’s Schedule 14D-9 filed on July 13, 2007.)

(a)(4)	Talking Points for Managers issued on July 12, 2007. (Incorporated by reference to exhibit 4 to Alcan’s Schedule 14D-9 filed on July 13, 2007.)

(a)(5)	Questions and Answers for Managers issued on July 12, 2007. (Incorporated by reference to exhibit 5 to Alcan’s Schedule 14D-9 filed on July 13, 2007.)

(a)(6)	Form of Letter to Customers issued on July 12, 2007. (Incorporated by reference to exhibit 6 to Alcan’s Schedule 14D-9 filed on July 13, 2007.)

(a)(7)	Talking Points for Customers issued on July 12, 2007. (Incorporated by reference to exhibit 7 to Alcan’s Schedule 14D-9 filed on July 13, 2007.)

(a)(8)	Form of Letter to Suppliers issued on July 12, 2007. (Incorporated by reference to exhibit 8 to Alcan’s Schedule 14D-9 filed on July 13, 2007.)

(a)(9)	Talking Points for Suppliers issued on July 12, 2007. (Incorporated by reference to exhibit 9 to Alcan’s Schedule 14D-9 filed on July 13, 2007.)

(a)(10)	Letter to Employees of the Bauxite and Alumina Group issued on July 19, 2007. (Incorporated by reference to exhibit 1 to Alcan’s Schedule 14D-9 filed on July 19, 2007).

(a)(11)	Letter to Employees of the Engineered Products Group issued on July 20, 2007. (Incorporated by reference to exhibit 1 to Alcan’s Schedule 14D-9 filed on July 20, 2007).

(a)(12)*	Press Release Issued by Alcan Inc. and Rio Tinto plc on July 24, 2007.

(e)(1)	Support Agreement, between Alcan, Rio Tinto plc and Rio Tinto Canada Holding Inc., dated as of July 12, 2007. (Incorporated by reference to exhibit 99.1 to Alcan’s Current Report on Form 8-K filed on July 12, 2007.)

(e)(2)	Amendment to Support Agreement, dated as of July 20, 2007, by and among Alcan Inc., Rio Tinto plc and Rio Tinto Canada Holding Inc. (incorporated by reference to exhibit 99.1 to Alcan’s Current Report on Form 8-K filed on July 24, 2007).

(e)(3)	English language translation of undertakings and confirmations made by Rio Tinto plc and Rio Tinto Canada Holding Inc. pursuant to the Continuity Agreement, dated as of December 13, 2006 between Alcan Inc. and the Government of Quebec (incorporated by reference to exhibit (d)(2) to Schedule TO filed by Rio Tinto Canada Holding Inc. and Rio Tinto plc on July 24, 2007).

(e)(4)	Confidentiality Agreement, dated April 11, 2007, between Alcan Inc. and Rio Tinto plc (incorporated by reference to exhibit (d)(3) to Schedule TO filed by Rio Tinto Canada Holding Inc. and Rio Tinto plc on July 24, 2007).

(e)(5)	Amendment to Confidentiality Agreement, dated June 25, 2007 (incorporated by reference to exhibit (d)(4) to Schedule TO filed by Rio Tinto Canada Holding Inc. and Rio Tinto plc on July 24, 2007).

(e)(6)	Standstill Agreement, dated June 13, 2007, between Alcan Inc. and Rio Tinto plc (incorporated by reference to exhibit (d)(5) to Schedule TO filed by Rio Tinto Canada Holding Inc. and Rio Tinto plc on July 24, 2007).

(e)(7)*	Excerpts from Alcan Inc.’s Proxy Circular dated February 26, 2007 relating to the 2007 Annual Meeting of Shareholders

(e)(8)	Employment Agreement dated March 14, 2006 with Richard B. Evans. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on March 16, 2006.)

(e)(9)	Employment Agreement dated March 10, 2005 with Michael Hanley. (Incorporated by reference to exhibit 10.3 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(10)	Employment Agreement dated December 21, 2006 with Michel Jacques. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on December 22, 2006.)

(e)(11)	Employment Agreement dated January 14, 2002 with David McAusland. (Incorporated by reference to exhibit 10.4 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(12)	Employment Agreement dated March 2, 2007. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on March 7, 2007.)

(e)(13)	Change of Control Agreement dated May 1, 2005 with Richard B. Evans. (Incorporated by reference to exhibit 10.2 to Alcan’s Current Report on Form 8-K filed on July 29, 2005.)

(e)(14)	Change of Control Agreement dated May 1, 2005 with Michael Hanley. (Incorporated by reference

Exhibit No.	Description
to exhibit 10.8 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(15)	Change of Control Agreement dated May 1, 2005 with Michel Jacques. (Incorporated by reference to exhibit 10.10 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(16)	Change of Control Agreement dated May 1, 2005 with Christel Bories. (Incorporated by reference to exhibit 10.8 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(17)	Change of Control Agreement dated May 1, 2005 with David McAusland. (Incorporated by reference to exhibit 10.9 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(18)	Alcan Executive Share Option Plan, dated April 30, 1990, as amended. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on April 27, 2007.)

(e)(19)	Alcan Executive Performance Award Plan, dated January 1, 2007, as amended and restated. (Incorporated by reference to exhibit 10.11 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(20)	Alcan Pension Plan for Officers, dated January 1, 2006, amended and restated. (Incorporated by reference to exhibit 10.15 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(21)	Alcan Inc. Stock Price Appreciation Unit Plan, dated September 27, 2001, as amended. (Incorporated by reference to exhibit 10.2 to Alcan’s Current Report on Form 8-K filed on April 27, 2007.)

(e)(22)	Alcan Inc. Deferred Share Unit Plan for Non-Executive Directors, dated April 1, 2001, as amended. (Incorporated by reference to exhibit 10.19 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(23)	Total Shareholder Return Performance Plan, dated January 1, 2002, as amended. (Incorporated by reference to exhibit 10.2 to Alcan’s Quarterly Report on Form 10-Q filed on November 9, 2006.)

(e)(24)	Alcan Executive Deferred Share Unit Plan, dated January 1, 2003, as amended. (Incorporated by reference to exhibit 10.3 to Alcan’s Quarterly Report on Form 10-Q filed on November 9, 2006.)

(e)(25)	Alcan Restricted Share Unit Plan, dated September 20, 2006, as amended. (Incorporated by reference to exhibit 10.22 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(26)	Alcan Supplemental Short Term Incentive Plan, dated February 11, 2006. (Incorporated by reference to exhibit 10.23 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(27)	Pechiney Supplemental Pension Plan, dated August 8, 2003, as amended and restated. (Incorporated by reference to exhibit 10.24 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2007	/s/ Roy Millington
Roy Millington
Corporate Secretary